UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 1, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated April 25, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: May 1, 2012	By:	/s/ “Alison T. Love”

Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Inc. to Hold Annual Meeting of Shareholders and Issue First Quarter Results May 9

CALGARY, Alberta, April 25, 2012 — Enbridge Inc. (TSX, NYSE: ENB) will hold its Annual Meeting of Shareholders in Toronto, Ontario on Wednesday, May 9, 2012. Earlier in the day, Enbridge will also host a conference call and webcast to discuss 2012 first quarter financial results and provide an update on Company developments.

Annual Meeting of Shareholders

When:         Wednesday, May 9, 2012

                    1:30 p.m. ET (11:30 a.m. MT)

Where:         Le Meridien King Edward Hotel

                    Vanity Fair Ballroom

                    37 King Street East

                    Toronto, Ontario

A live audio webcast of the Annual Meeting will be available at InvestorRelations/Events – please follow the Annual Meeting webcast link under Details. A webcast replay will be available on the Company’s website approximately two hours following the event. An Mp3 and transcript will follow shortly thereafter.

Members of the media interested in attending the meeting in person are asked to please register in advance by calling the Enbridge Media Line at 403-508-6563 or 888-992-0997.

First Quarter 2012 Earnings and Conference Call

When:         Wednesday, May 9, 2012

                     9:00 a.m. ET (7:00 a.m. MT)

Analysts, members of the media and other interested parties can access the call:

International Dial in: 617-213-8059

Toll-free Dial-in: 1-866-825-1692

Passcode: 47854821

Replay International Dial: 617-801-6888

Replay Toll-Free Dial: 1-888-286-8010

Replay Passcode: 17767809 (available for 7 days after call)

The call will be a live audio webcast available at InvestorRelations/Events – please follow the ENB 2012 First Quarter Financial Results webcast link under Details. A webcast replay and Mp3 will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website shortly thereafter.

The conference call will begin with presentations by the Company’s Chief Executive Officer, the President and the Chief Financial Officer followed by a question and answer period for the investment analyst community followed by members of the media.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Jennifer Varey	Jody Balko
(403) 508-6563 / 1 (888) 992-0997	(403) 231-5720
Email: Jennifer.varey@enbridge.com	Email: Jody.balko@enbridge.com

Enbridge Investor Relations (403) 231-5957 / 1 (800) 481-2804